

11000404

Investment Advisers Act of 1940 - Rule 204-2(a)(18)(i)(B)
Investment Company Institute

September 12, 2011

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2011510416

You seek assurance from the staff of the Division of Investment Management (the "Staff") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under certain recordkeeping requirements of Rule 204-2(a)(18)(i)(B) under the Investment Advisers Act of 1940 (the "Act") against an investment adviser to a Covered Investment Pool[1] if such adviser makes and keeps an alternative set of records as detailed in your letter and described below.

Rule 204-2(a)(18)(i)(B) (the "Government Plan Recordkeeping Rule"[2]), as relevant here, generally requires a registered investment adviser to make and keep a list or other record of all government entities which are or were investors in any Covered Investment Pool to which such adviser provides or has provided investment advisory services, as applicable, in the past five years, but not prior to September 13, 2010. The compliance date for this

[1] For purposes of this letter, the term "Covered Investment Pool" means any investment company registered under the Investment Company Act of 1940 (the "Investment Company Act") that is an investment option of a plan or program of a government entity. This usage intentionally excludes a category of company that is included in the definition of "covered investment pool" for purposes of Rule 204-2(a)(18)(i)(B), namely, any company that would be an investment company under section 3(a) of the Investment Company Act but for the exclusion provided from that definition by section 3(c)(1), section 3(c)(7) or section 3(c)(11) of the Investment Company Act. *See* Rule 206(4)-5(f)(3) under the Act. This category is excluded for purposes of this letter because you are not seeking no-action assurance with respect to the identification of government entities that invest in such companies.

[2] For purposes of this letter, the term "Government Plan Recordkeeping Rule" refers to only that portion of Rule 204-2(a)(18)(i)(B) relating to Covered Investment Pools, and does not refer to the requirement in Rule 204-2(a)(18)(i)(B) to make and keep a list of all government entities to which the investment adviser provides or has provided investment advisory services. That portion of the rule is excluded for purposes of this letter because you are not seeking no-action assurance with respect to this requirement.

requirement is September 13, 2011.[3]

You state that a government entity may hold shares in a Covered Investment Pool through one or more omnibus accounts in such a way that such government entity is wholly unknown to the adviser, registered investment company or its transfer agent. You represent that this lack of transparency is impeding the ability of such advisers to comply with the Government Plan Recordkeeping Rule with regard to such accounts. In adopting the pay to play regime under the Act, the Commission recognized these transparency issues, but concluded that "it is reasonable to expect advisers to know the identity of the government entity when a registered fund they advise is part of a plan or program."[4] You acknowledge that larger government entities investing directly in a Covered Investment Pool ordinarily will be transparent to the adviser to such Covered Investment Pool or its affiliated persons. You also acknowledge that, due to the nature of certain qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code of 1986 ("529 Plans"), an adviser also will know the identity of government entities sponsoring 529 Plans that offer one or more Covered Investment Pools as an investment option. You further acknowledge that an adviser generally will know the identity of government entities which the adviser targets in marketing. You state that advisers may not, however, have such transparency with respect to some larger and many smaller government entities that own shares in a Covered Investment Pool through one or more intermediaries.

As a result of the lack of transparency with respect to some government entities, you request assurance that the Staff will not recommend enforcement action to the Commission under the Government Plan Recordkeeping Rule against an adviser to a Covered Investment Pool if such adviser makes and keeps the alternative set of records described below. You acknowledge that under this approach, such an adviser would maintain in some ways a broader set of records than required by the Government Plan Recordkeeping Rule, and in other ways a more narrow set of records than those required under the rule. Specifically, you state that an investment adviser seeking to rely on the relief you request will make and keep a list or other record that includes:

- Each government entity that invests in a Covered Investment Pool, where the account of such government entity can reasonably be identified as being held in the name of or for the benefit of the government entity on the records of the Covered Investment Pool or its transfer agent;[5]

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[3] The Commission adopted the Government Plan Recordkeeping Rule in conjunction with the pay to play rule under the Act, Rule 206(4)-5. *Political Contributions by Certain Investment Advisers*, Investment Advisers Act Release No. 3043 (Jul. 1, 2010).

[4] *Id* at 119.

[5] You represent that prospectively, information necessary to capture whether a shareholder is a government entity will be added to new account opening documents.

- Each government entity, the account of which was identified as that of a government entity – at or around the time of the initial investment – to the adviser or one of its client servicing employees,[6] regulated persons[7] or covered associates;[8]

- Each government entity that sponsors or establishes a 529 Plan and has selected a specific Covered Investment Pool as an option to be offered by such 529 Plan; and

- Each government entity that has been solicited to invest in a Covered Investment Pool either (i) by a covered associate or regulated person of the adviser; or (ii) by an intermediary or affiliate of the Covered Investment Pool if a covered associate, regulated person, or client servicing employee of the adviser participated in or was involved in such solicitation, regardless of whether such government entity invested in the Covered Investment Pool.

You assert that by maintaining these records, including a list of those government entities to which an adviser markets (whether successfully or not), the adviser's records will likely capture most of the larger government entities and most other government entities whose investments are likely to create an incentive for the adviser to engage in pay to play conduct. You assert that maintenance of such a list, in conjunction with compliance with the other requirements of Rule 204-2(a)(18) and Rule 206(4)-5, will allow the Commission to achieve the purposes of the pay to play regime under the Act.

Based on the facts and representations in your letter, the Staff will not recommend enforcement action to the Commission under the Government Plan Recordkeeping Rule against an investment adviser to a Covered Investment Pool to which such adviser provides

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[6] For purposes of this letter, a "client servicing employee" is a person who provides, on behalf of the adviser or the Covered Investment Pool, specialized client services to a government entity that invests in a Covered Investment Pool. Employees of the Covered Investment Pool or adviser who have incidental contact with a variety of shareholders or who service a variety of clients as part of their normal course of business without being assigned specific responsibility to service a particular accountholder (e.g., call center representatives) will not be considered "client servicing employees" for purposes of this letter. To the extent that the Covered Investment Pool or its adviser subcontracts its client servicing responsibilities, an adviser must obtain this information from its subcontractor.

[7] For purposes of this letter, the term "regulated person" has the meaning assigned to it in Rule 206(4)-5(f)(9) under the Act.

[8] You state that among other ways, an account may be identified to a covered associate, regulated person or client servicing employee of an adviser if: (i) the plan's sponsor, agents, or participants disclose this information to such adviser's covered associate, regulated person or client servicing employee; (ii) such adviser's covered associate, regulated person or client servicing employee becomes aware that an affiliate of the Covered Investment Pool is providing services to such plan or government entity; or (iii) a third-party distributor directly informs such adviser's covered associate, regulated person or client servicing employee.

or has provided investment advisory services, as applicable, in the past five years, but not prior to September 13, 2010, if such adviser makes and keeps the records described above. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations might require a different conclusion.

This letter represents the Staff's position on enforcement action only, and does not purport to express any legal conclusion on the questions presented. Our position is limited to the Government Plan Recordkeeping Rule and provides no relief from the other requirements under Rule 204-2 or the requirements under Rule 206(4)-5.



Kyle R. Ahlgren
Senior Counsel



1401 H Street, NW, Washington, DC 20005-2148, USA
202/326-5800 www.ici.org

September 12, 2011

Douglas J. Scheidt, Esquire
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-8549

Re: Request for No-Action Relief for Advisers to Mutual Funds under the Recordkeeping Requirements of SEC Rule 204-2(a)(18)(i)(B)

Dear Mr. Scheidt:

The Investment Company Institute[1] seeks assurance from the staff of the Division of Investment Management (the "Staff") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under certain recordkeeping requirements of Rule 204-2(a)(18)(i)(B) under the Investment Advisers Act of 1940 (the "Act") against an investment adviser to a Covered Investment Pool[2] if such adviser makes and keeps an alternative set of records as described below.

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[1] The Investment Company Institute is the national association of U.S. investment companies, including mutual funds, closed-end funds, exchange-traded funds (ETFs), and unit investment trusts (UITs). ICI seeks to encourage adherence to high ethical standards, promote public understanding, and otherwise advance the interests of funds, their shareholders, directors, and advisers. Members of ICI manage total assets of $12.9 trillion and serve over 90 million shareholders.

[2] For purposes of this letter, the term "Covered Investment Pool" means any investment company registered under the Investment Company Act of 1940 (the "Investment Company Act") that is an investment option of a plan or program of a government entity. This usage intentionally excludes a category of company that is included in the definition of "covered investment pool" for purposes of Rule 204-2(a)(18)(i)(B), namely, any company that would be an investment company under section 3(a) of the Investment Company Act but for the exclusion provided from that definition by section 3(c)(1), section 3(c)(7) or section 3(c)(11) of the Investment Company Act. *See* Rule 206(4)-5(f)(3) under the Act. This category is excluded for purposes of this letter because we are not seeking no-action assurance with respect to the identification of government entities that invest in such companies.

BACKGROUND

The Commission's Prohibition on Pay-to-Play Conduct

In July 2010, the Commission adopted Rule 206(4)-5 under the antifraud provisions of the Act to prohibit "pay-to-play" conduct. This rule prohibits an investment adviser from providing advisory services for compensation to a government client for two years after the adviser or certain of its employees (*i.e.*, "covered associates"[3]) or third-party solicitors ("regulated persons"[4]) make a contribution to certain candidates or elected officials.[5] When the rule was proposed for comment, the Institute filed a comment letter with the Commission supporting the rule's goals because, in our view, "maintaining the integrity of the securities markets is crucial to Institute members and the over 93 million shareholders they service to ensure fair, orderly, and efficient markets."[6] We continue to hold this view. As noted in the Commission's Adopting Release, pay-to-play practices can create conflicts of interest that "distort the process by which investment advisers are selected, can harm advisers' public pension plans clients and the beneficiaries of those plans, and can have detrimental effects on the market for investment advisory services."[7]

The Rule's Related Recordkeeping Requirements

In adopting the pay-to-play prohibition, the Commission added a new subsection to the recordkeeping requirements. This new subsection, Rule 204-2(a)(18), generally requires advisers to maintain certain records that are intended to both document the adviser's compliance with the Act's pay-to-play prohibition and enable the Commission to enforce any violations of it. As relevant here, Rule 204-2(a)(18)(i)(B) (the "Government Plan Recordkeeping Rule"[8]) generally requires a registered

[3] Under Rule 206(4)-5(f)(2), a "covered associate" of an investment adviser is defined as: (i) any general partner, managing member or executive officer, or other individual with a similar status or function; (ii) any employee who solicits a government entity for the investment adviser and any person who supervises, directly or indirectly, such employee; and (iii) any political action committee controlled by the investment adviser or by any of its covered associates.

[4] Under Rule 206(4)-5(f)(9), "regulated person" includes a registered investment adviser as well as a broker-dealer or a municipal advisor, if such person is subject to pay-to-play restrictions at least as stringent as Rule 206(4)-5.

[5] *See Political Contributions by Certain Investment Advisers*, SEC Release No. IA-3043 (July 1, 2010), 75 Fed. Reg. 41018 (July 14, 2010) (the "Adopting Release").

[6] *See* Letter from Karrie McMillan, General Counsel, ICI, to Ms. Elizabeth Murphy, Secretary, U.S. Securities and Exchange Commission, dated October 6, 2009.

[7] Adopting Release at p. 41023.

[8] For purposes of this letter, the term "Government Plan Recordkeeping Rule" refers to only that portion of Rule 204-2(a)(18)(i)(B) relating to Covered Investment Pools, and does not refer to the requirement in Rule 204-2(a)(18)(i)(B) to make and keep a list of all government entities to which the investment adviser provides or has provided investment advisory

investment adviser to make and keep a list or other record of all government entities which are or were investors in any Covered Investment Pool to which such adviser provides or has provided investment advisory services, as applicable, in the past five years, but not prior to September 13, 2010. The compliance date for this requirement is September 13, 2011.

The recordkeeping requirements under Rule 204-2(a)(18)(i) include four very important components. First, advisers must maintain a list of all of their "covered associates." These are the persons, as noted in the Adopting Release, who typically make political contributions and "who have a direct economic stake in the business relationship with the government clients."[9] Generally speaking, this term includes all senior officers of the adviser as well as any employee of the adviser who solicits on behalf of the adviser. As noted in the Adopting Release, the senior officers are included because they are the persons "whose position in the organization is more likely to incentivize them to obtain or retain clients for the investment adviser (and, therefore, to engage in pay to play practices)."[10] Employees who solicit government clients are included – as are their supervisors – because they may be "strongly incentivized to engage in pay to play activities to obtain government entity clients."[11]

Second, an adviser must maintain a list of all third-party solicitors it pays, directly or indirectly, to solicit government clients. This list is important because, as noted in the Adopting Release, third-party solicitors retained by advisers to obtain government entity clients "have played a central role in actions that [the Commission] and other authorities have brought involving pay to play schemes." [12]

Third, an adviser must maintain a list of all of its direct or indirect political contributions, as well as any political contributions made by its covered associates or regulated persons to officials of a government entity as well as payments to political parties or political action committees. This list will enable advisers and the Commission's inspection and enforcement staffs to determine whether any of these contributions either violate the *de minimis* limits of the pay-to-play rule or raise red flags because of their amount or recipient.

Finally, advisers must maintain a list of all government entities that are or were investors in any covered investment pool to which the adviser provides or has provided investment advisory services in

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services. That portion of the rule is excluded for purposes of this letter because we are not seeking no -action assurance with respect to this requirement.

[9] Adopting Release at p. 41031.

[10] *Id.*

[11] Adopting Release at p. 41032.

[12] Adopting Release at p. 41037. To further address these abuses, the rule requires such persons be "regulated persons" as defined in Rule 206(4)-5(f)(9) (*see supra*, note 4).

the past five years. This information is intended to enable the Commission staff to determine, in conjunction with the above records, whether pay-to-play conduct may be occurring – *i.e.*, whether the adviser has retained a government entity client that has received a political contribution from the adviser, its covered associates, or its third-party solicitors. It is this recordkeeping provision that is the focus of this letter.

Compliance Challenges

A government entity may hold shares in a Covered Investment Pool through one or more omnibus accounts in such a way that such government entity is wholly unknown to the adviser, registered investment company or its transfer agent. This lack of transparency is impeding the ability of these advisers to comply with the Government Plan Recordkeeping Rule with regard to such accounts. Larger government entities investing directly in a Covered Investment Pool ordinarily will be transparent to the adviser to such Covered Investment Pool or its affiliated persons. Due to the nature of certain qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code of 1986 ("529 Plans"), an adviser also will know the identity of government entities sponsoring 529 Plans that offer one or more Covered Investment Pools as an investment option. An adviser generally will know the identity of government entities to which the adviser targets in marketing. Advisers may not, however, have such transparency with respect to some larger and many smaller government entities that own or invest in a Covered Investment Pool through one or more intermediaries.

REQUEST FOR NO-ACTION ASSURANCE

As a result of the lack of transparency with respect to some government entities, we request assurance that the Staff will not recommend enforcement action to the Commission against an adviser to a Covered Investment Pool to which such adviser provides advisory services under that portion of the Government Plan Recordkeeping Rule relating to Covered Investment Pools if such adviser maintains the alternative set of records described below. We recognize and acknowledge that under this proposed approach, such an adviser would maintain in some ways a broader set of records than required by the Government Plan Recordkeeping Rule,[13] and in other ways a more narrow set of records than those required under the rule. Specifically, an investment adviser seeking to rely on the relief requested herein will make and keep a list or other record that includes:

- Each government entity that invests in a Covered Investment Pool where the account of such government entity can reasonably be identified as being held in the name of or

[13] Indeed, out of an abundance of caution, our members will include on their lists of government entities those accounts that *may* be held by a government entity but are not known for certain to be a government entity account. For example, accounts of hospitals where it is not known whether the hospital is a public or private institution, will be maintained on this list.

for the benefit of such government entity on the records of the Covered Investment Pool or its transfer agent;[14]

- Each government entity, the account of which was identified as that of a government entity – at or around the time of the initial investment – to the adviser or one of its client servicing employees,[15] regulated persons[16] or covered associates;[17]

- Each government entity that sponsors or establishes a 529 Plan and has selected a specific Covered Investment Pool as an option to be offered by such 529 Plan; and

- Each government entity that has been solicited[18] to invest in a Covered Investment Pool either (i) by a covered associate or regulated person of the adviser; or (ii) by an

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[14] Prospectively, information necessary to capture whether a shareholder is a government entity will be added to new account opening documents.

[15] For purposes of this relief, a "client servicing employee" would be a person who provides, on behalf of the adviser or the Covered Investment Pool, specialized client services to a government entity that invests in a Covered Investment Pool. Employees of the Covered Investment Pool or adviser who have incidental contact with a variety of shareholders or who service a variety of clients as part of their normal course of business – without being assigned specific responsibility to service a particular accountholder (*e.g.*, call center representatives) – would not be considered "client servicing employees" for purposes of this relief. To the extent that the Covered Investment Pool or its adviser subcontracts its client servicing responsibilities, an adviser seeking to rely on this relief would obtain this information from its subcontractor.

[16] For purposes of this letter, the term "regulated person" has the meaning ascribed to it in Rule 206(4)-5(f)(9) (*see supra*, note 4). We have included regulated persons in an effort to ensure that all persons soliciting on behalf of the adviser – whether or not they meet the definition of covered associate – are covered by the listed conditions.

[17] Among other ways, an account may be identified to a covered associate, regulated person or client servicing employee of an adviser if: (i) the plan's sponsor, agents, or participants disclose this information to such adviser's covered associate, regulated person, or client servicing employee; (ii) such adviser's covered associate, regulated person, or client servicing employee becomes aware that an affiliate of the Covered Investment Pool is providing services to such plan or government entity; or (iii) a third-party distributor directly informs such adviser's covered associate, regulated person or client servicing employee.

[18] Often times these solicitations occur through a Request for Proposal ("RFP") process, in which a government plan publicly solicits bids for the government's business. Because the RFP process tends to be formalized, advisers would be able to maintain a record of any RFPs they submit to a government entity. Similarly, if the covered associate, regulated person, or client servicing employee assisted an intermediary or the fund's affiliate in preparing an RFP or similar materials and became aware that the RFP was from a government entity, the adviser would include that entity on its records. The solicitation activity contemplated here would not, however, include contacts through a call center or "mass-marketing" interaction with numerous potential clients, some of which may happen to be government entities. As a matter of course, large government entities are unlikely to use a call center to pursue opening an account, and therefore we believe that focusing on intentional, or targeted, solicitation activity will highlight those government plans most likely to be the subject of pay-to-play conduct.

> intermediary or affiliate[19] of the Covered Investment Pool if a covered associate, regulated person, or client servicing employee of the adviser participated in or was involved in such solicitation, regardless of whether such government entity invested in the Covered Investment Pool.[20]

By maintaining these records, including a list of those government entities to whom an adviser markets (whether successfully or not), the adviser's records will likely capture most of the larger government entities and most other government entities whose investments are likely to create an incentive for the adviser to engage in pay-to-play conduct. We believe that maintenance of such a list, in conjunction with compliance with the other requirements of Rule 204-2(a)(18) and Rule 206(4)-5, will allow the Commission to achieve the purposes of the pay-to-play regime under the Act.

▪ ▪ ▪ ▪

For the reasons stated above, we seek assurance from the Staff that it will not recommend enforcement action under the Government Plan Recordkeeping Rule against an adviser to a Covered Investment Pool to which such adviser provides or has provided investment advisory services, as applicable, in the past five years, but not prior to September 13, 2010, if such adviser makes and keeps records as described above. Our request is limited to the Government Plan Recordkeeping Rule. We acknowledge that our request, if granted, would provide no relief from the other requirements under Rule 204-2 or the requirements under Rule 206(4)-5.

If you have any questions concerning it or need additional information, please contact Tamara Salmon at 202/326-5825 or Heather Traeger at 202/326-5920.

Sincerely,



Karrie McMillan
General Counsel

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[19] For example, a broker-dealer actively soliciting a government plan as a client might, as part of its solicitation, include in meetings with the government officials the adviser's covered associates, regulated persons, or representatives to discuss servicing the account. Similarly, the broker-dealer may need assistance from the adviser's covered associates, regulated persons, or representatives in completing RFPs on behalf of the fund. Even though accounts resulting from these efforts may be held indirectly with the fund (*i.e.,* on the broker-dealer's books and records and not on the fund's), to the extent the adviser's covered associates, regulated persons, or representatives participated or were involved in these meetings and solicitations, the adviser would be required to maintain a record of such indirect solicitation activity.

[20] We note that if an adviser attempts to violate the pay-to-play prohibitions by encouraging a government entity to establish the account through a fund intermediary, such circumvention of the rule would likely constitute a violation of the rule's prohibitions relating to indirect conduct.